NEUBERGER BERMAN INCOME FUNDS
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B


         Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Funds Administration Agreement shall be:

     (1)(a) .27% per annum of the average daily net assets of each Series, (except Neuberger Berman Institutional Cash Fund) plus in each case

        (b) certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communications, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses; and

     (2) 0.15% per annum of the average daily net assets of Neuberger Berman Institutional Cash Fund.




Dated:  March 7, 2000